Range Resources Announces Merger With Memorial Resource Development Conference Call Slides May 31, 2016 FILED BY RANGE RESOURCES CORPORATION PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934 SUBJECT COMPANY: MEMORIAL RESOURCE DEVELOPMENT CORP FILE NO.  001-36490

Highlights of Merger Core acreage positions in two of the most prolific high-quality natural gas plays in North America Immediately cash flow accretive and credit enhancing Combination of two low-cost gas producers with opportunities to drive costs lower, improve returns and increase cash flow Complementary assets positioned near expanding natural gas and NGL demand centers

Memorial Resource Development – Overview Northern Louisiana pure play Strong position in the high-quality Terryville Field 220,000 net surface acres with stacked pay potential Over 5+ Tcfe of net resource potential not including significant potential in the extension area 1Q 2016 Production of 420 Mmcfe/d Strong cash margins and significant hedge position Improving cost structure and operational efficiencies Near expanding Gulf Coast natural gas and NGL markets MRD acreage

Transaction Rationale High-Quality Assets High-quality unconventional reservoir with low risk, repeatability and high-margin production Stacked-pay acreage provides future upside and the ability to drive operational efficiencies and cost structure improvements Portfolio Strength Combining substantial acreage positions in Appalachia and northern Louisiana with size, scale and highly economic projects that compete on returns and unhedged recycle ratios Regional diversity with acreage near key demand areas: Northeast and Gulf Coast. Creates possible marketing synergies Immediately Accretive Pro forma YE 2016 Leverage and Debt/Cap ratios improve to a forecasted 3.5x and 37% respectively, based on consensus estimates Credit Enhancing Range shareholders immediately benefit from increased cash flow per share Pro forma margins increase by approximately $0.45 per mcfe for FY 2016 based on consensus estimates Valuation primarily based on the overpressured Cotton Valley Upper Red horizon Pro forma natural gas hedge book – approximately 1,088 Mmcf per day hedged for remaining 2016 and 474 Mmcf per day hedged in 2017

Combining Two High Quality Assets

Terryville Acreage in Northern Louisiana

- **Low risk and high repeatability**
- **Near-term focus primarily on <u>Upper Red</u>**
  - Stacked pay area with further potential development opportunity
- **Prolific horizontal well performance**
  - Many of the top 30-day IP rates in the U.S. came from the Upper Red
- **Upside from operational enhancements**
  - Improved lateral targeting and placement
  - Integration of Range techniques



N. Louisiana
SW Appalachia
Top CV
B Lime
D Sand
Bodcaw
Vaughn
Green (Davis)
Orange (Justiss)
Purple (Roseberry)
Blue (Sexton)
Pink (Taylor)
Upper Deep PINK
Lower Deep PINK
Upper RED
Lower RED
Pressured
Cotton Valley – Normally
Lower Cotton Valley – Overpressured
RHINESTREET SHALE
MIDDLESEX SHALE
GENESEE SHALE
TULLY LIMESTONE
HAMILTON SHALE
MARCELLUS SHALE
ONONDAGA LIMESTONE
UTICA SHALE
POINT PLEASANT SHALE
Brown to Black Calcareous Shale
TRENTON LIMESTONE

(Not to scale)

Marcellus Acreage in Pennsylvania

- **Low risk and high repeatability**
- **Near-term focus on Marcellus development in SW PA**
  - Stacked pay area with further potential development opportunity
- **Prolific horizontal well performance**
  - EUR / 1,000 lateral length of ~2.5 to 3.0 Bcfe
- **Upside from operational efficiencies**
  - Targeting the most productive areas
  - Utilizing existing pads and infrastructure to lower cost and maximize returns

RANGE RESOURCES® 5

Marketing and Operational Efficiencies Marketing MRD’s position gives Range a presence in the Gulf Coast in advance of additional transportation availability out of Appalachia Opportunities to optimize Range’s transportation portfolio Creates an expanding and improved Range customer base in or near multiple demand areas Operational Modified drilling and targeting techniques Capital cost reductions through leveraging service provider relationships and reducing drilling or completion times Overhead efficiencies Marcellus Terryville Existing infrastructure connects the two acreage positions Northeast Gulf Coast & LNG Midwest MX Exports LNG Southeast Gulf Coast

Immediately Accretive & Credit Enhancing Annual Consensus Metrics* Existing RRC Pro Forma RRC % Change 2016E Production 520 Bcfe 670 Bcfe +29% 2016E Production per day 1,420 Mmcfe 1,830 Mmcfe +29% 2016E Cash Flow $375 Million $780 Million +108% 2016E Cash Flow per share $2.24 $3.20 +43% 2016E Cash Margin per Mcfe $0.72 $1.17 +62% YE 2016E Debt to EBITDAX 4.8x 3.5x +27% YE 2016E Debt to Cap 50% 37% +26% * Using 5/13/16 Consensus estimates Significant Enhancement to both Cash Flow Per Share and Credit Metrics

1Q 16 Hedged Recycle Ratio 1.9x 2.4x 2.3x 2017 Unhedged Recycle Ratio (3) ~2x ~2x ~2x Combining Two Low Cost Producers 1Q 2016 Realized Price & Margins 1Q 16 Hedged Margin $0.77 $2.48 $1.17 YE 15 PUD F&D (1) $0.40 $1.05 $0.50 (2) (Volume: 1,802 Mmcfe/d) Realized Price: $2.92 (Volume: 420 Mmcfe/d) Realized Price: $4.19 (Volume: 1,382 Mmcfe/d) Realized Price: $2.54 Based on 2015 SEC 10-K filings. PUD F&D = Future Development (less ARO and PDNP if disclosed) / PUD reserves. Capital reductions announced since the YE 2015 were not assumed in the calculations. Pro forma Range PUD F&D is the combination of both company’s reserves and future development costs. Using 5/10/16 strip, expected 2016 F&D costs, 1Q16 cash unit costs and differentials

Strong Balance Sheet and Financial Capacity Deleveraging transaction No near-term debt maturities Both credit facilities were reaffirmed without changes during first half of 2016 Pro forma hedge profile enhances cash flow stability through 2017 $2 Billion Total Recently Reaffirmed Credit Facilities Pro Forma Debt Maturities Pro Forma Natural Gas Hedges $1 Billion Total (Mmcf per day) $3.31 Avg. Floor $3.21 Avg. Floor (As of 03/31/16) Committed Amount* * Borrowing bases for Range and MRD of $3 Billion and $1 Billion respectively ($ Millions) (As of 03/31/16) (As of 03/31/16)

Financial Benefits – Increasing Flexibility & Reducing Risk This acquisition provides Range an additional high-quality asset that competes on rates of return, with geographic diversity near seasonally strong (Northeast) and growing demand areas (Gulf Coast and Southeast). Range believes Appalachia differentials will improve over time as additional capacity is built out of the basin. However, differentials will be cyclical. By adding high-quality production near the Gulf Coast, Range will be able to tailor capital spending and product flow to the best markets, thereby taking advantage of these cycles. Fluctuations in weather, pricing, transport capacity timing and new demand are a reality in our business. This merger gives us opportunities to optimize capital spending between areas to maximize returns. These optimizations are not typically captured in NAV models. This combination protects downside risk by immediately increasing cash flow and de-levering the Company and by creating a natural hedge on regional netbacks. Reducing leverage, as measured by Debt/EBITDAX, is top-of-mind following O&G lending guidelines released by the OCC in March 2016, effectively making leverage below 4.0x a firmer target

Portfolio Strength The combined portfolio enables additional flexibility for future development, marketing capability and pricing resilience. Appalachia Northern Louisiana * Using 5/10/16 strip, expected 2016 F&D costs, 1Q16 cash unit costs and differentials Range will be the only producer with core positions in the two most prolific & economic U.S. natural gas fields Range 610,000 Net Core Surface Acres Marcellus Shale Acreage Position MRD 220,000 Net Core Surface Acres Marketing Opportunities Primary Targeted Horizon Other Horizons Demand Centers Competitive Returns 2017E Unhedged Recycle Ratio* Utica and Upper Devonian Top Tier Returns Approximately 2.0x Gulf Coast, Midwest, Northeast and Exports Unique natural gas and NGL arrangements Upper Red Lower Red and Pink zones Top Tier Returns Approximately 2.0x Gulf Coast, Southeast and Exports Near Gulf Coast NG and NGL markets

Transaction Details Consideration Range Resources (“Range”) merges with Memorial Resource Development (“MRD”) for 0.375 shares of Range per MRD share; All-stock transaction Implied value of $15.75 per MRD share, a 17% premium based on closing prices as of May 13, 2016 Pro Forma Ownership and Corporate Governance MRD shareholders will own ~31% of the combined company MRD will have the right to nominate an independent director to a seat on Range’s Board Combined company will be led by current Range senior management team Key Conditions and Timing Range shareholder approval and MRD shareholder approval Customary regulatory approvals Closing expected in the second half of 2016

Benefits of Merger with MRD Consolidating two of the highest quality natural gas producers in North America creates a premier natural gas company Strong position in the core of the Appalachian Basin in proximity to major Northeast population centers, feeding domestic consumer demand as well as international petrochemical demand Sizeable position in the prolific North Louisiana Terryville Complex with close proximity to Gulf Coast industrial and petrochemical demand, LNG export facilities, Mexican pipeline exports and new power generation demand Attractive valuation that is immediately cash flow accretive and credit enhancing Increased cash flow per share Improved corporate margins Reduced leverage Strengthened balance sheet and enhanced liquidity Potential to improve returns and enhance cash flow Marketing opportunities Capital cost reductions Improved drilling and targeting techniques Overhead efficiencies Reduced financing costs

Other Information This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Range and MRD.   In connection with the proposed transaction, Range intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Range and MRD that also constitutes a prospectus of Range. Each of Range and MRD also plan to file other relevant documents with the SEC regarding the proposed transactions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus(es) for Range and/or MRD (if and when available) will be mailed to shareholders of Range and/or MRD, as applicable.   INVESTORS AND SECURITY HOLDERS OF RANGE AND MRD ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.   Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Range and MRD, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Range will be available free of charge on Range’s internet website at http://www.rangeresources.com or by contacting Range’s Investor Relations Department by email at lsando@rangeresources.com, damend@rangeresources.com, mfreeman@rangeresources.com, or by phone at 817-869-4267. Copies of the documents filed with the SEC by MRD will be available free of charge on MRD’s internet website at http://www.memorialrd.com or by phone at 713-588-8339.   Range, MRD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of MRD is set forth in MRD’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 1, 2016. Information about the directors and executive officers of Range is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 8, 2016. These documents can be obtained free of charge from the sources indicated above.   Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Range or MRD using the sources indicated above.

Forward-Looking Statements This communication contains certain “forward-looking statements” within the meaning of federal securities laws, including within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Range’s and MRD’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” ““plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this press release that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, future opportunities for the combined company and products, future financial performance and operating results and any other statements regarding Range’s and MRD’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws.  Furthermore, the statements relating to the proposed transaction are subject to numerous risks and uncertainties, many of which are beyond Range’s or MRD’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Range’s or MRD’s shareholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Range and MRD; the effects of the business combination of Range and MRD, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of Range to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; and actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to oil and natural gas exploration; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; weather-related issues; changes in capital spending by customers; delays or failures by customers to make payments owed to us; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; and maintaining a highly skilled workforce. Range’s and MRD’s respective reports on Form 10-K for the year ended December 31, 2015, Form 10-Q for the quarter ended March 31, 2016, recent Current Reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect these factors and Range’s and MRD’s respective business, results of operations and financial condition.  Range and MRD undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. The SEC permits oil and gas companies, in filings made with the SEC, to disclose proved reserves, which are estimates that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions as well as the option to disclose probable and possible reserves. Range has elected not to disclose the Company’s probable and possible reserves in its filings with the SEC. Range uses certain broader terms such as "resource potential,” “unrisked resource potential,” "unproved resource potential" or "upside" or other descriptions of volumes of resources potentially recoverable through additional drilling or recovery techniques that may include probable and possible reserves as defined by the SEC's guidelines. Range has not attempted to distinguish probable and possible reserves from these broader classifications. The SEC’s rules prohibit us from including in filings with the SEC these broader classifications of reserves. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of actually being realized. Unproved resource potential refers to Range's internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques and have not been reviewed by independent engineers. Unproved resource potential does not constitute reserves within the meaning of the Society of Petroleum Engineer's Petroleum Resource Management System and does not include proved reserves. Area wide unproven resource potential has not been fully risked by Range's management. “EUR,” or estimated ultimate recovery, refers to our management’s estimates of hydrocarbon quantities that may be recovered from a well completed as a producer in the area. These quantities may not necessarily constitute or represent reserves within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or the SEC’s oil and natural gas disclosure rules. Actual quantities that may be recovered from Range's interests could differ substantially. Factors affecting ultimate recovery include the scope of Range's drilling program, which will be directly affected by the availability of capital, drilling and production costs, commodity prices, availability of drilling and completion services and equipment, lease expirations, transportation constraints, regulatory approvals, field spacing rules, recoveries of gas in place, length of horizontal laterals, actual drilling and completion results, including geological and mechanical factors affecting recovery rates and other factors. Estimates of resource potential may change significantly as development of our resource plays provides additional data. In addition, our production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases. Investors are urged to consider closely the disclosure in our most recent Annual Report on Form 10-K, available from our website at www.rangeresources.com or by written request to 100 Throckmorton Street, Suite 1200, Fort Worth, Texas 76102. You can also obtain this Form 10-K on the SEC’s website at www.sec.gov or by calling the SEC at 1-800-SEC-0330.

Contact Information Range Resources Corporation 100 Throckmorton, Suite 1200 Fort Worth, Texas 76102 Laith Sando, Vice President – Investor Relations (817)869-4267 lsando@rangeresources.com David Amend, Investor Relations Manager (817)869-4266 damend@rangeresources.com Michael Freeman, Senior Financial Analyst (817)869-4264 mfreeman@rangeresources.com www.rangeresources.com